Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

Investor Contact:	Media Contact:
David Morimoto	Wayne Kirihara
SVP & Treasurer	SVP - Corporate Communications
(808) 544-3627	(808) 544-3687
david.morimoto@centralpacificbank.com	wayne.kirihara@centralpacificbank.com

NEWS RELEASE

Central Pacific Financial Corp. Announces Preliminary Results of Its Modified “Dutch Auction” Tender Offer

Expects to purchase 3,405,940 shares of common stock at $20.20 per share in the tender offer; expects to close on previously-announced private repurchases of additional 2,782,178 shares of common stock on April 7, 2014

HONOLULU, HI, March 24, 2014 — Central Pacific Financial Corp. (NYSE: CPF), parent company of Central Pacific Bank, today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 5:00 P.M., New York City time, on March 21, 2014.

Based on the preliminary count by Wells Fargo Shareowner Services, the depositary for the tender offer, 3,369,850 shares of Central Pacific’s common stock (the “Shares”) were properly tendered and not withdrawn at or below the purchase price of $20.20.  In addition, 167,572 Shares were tendered through notice of guaranteed delivery at or below the purchase price of $20.20.  Based on these preliminary results, Central Pacific expects to purchase 3,405,940 Shares, at a purchase price of $20.20 per Share for an expected total cost of approximately $68,800,000, excluding fees and expenses relating to the tender offer.

Due to the oversubscription of the tender offer, based on the preliminary count described above, Central Pacific will accept for purchase on a pro rata basis approximately 96.3% of the Shares properly tendered and not properly withdrawn at the purchase price of $20.20 per Share by each tendering stockholder (other than “odd lot” holders, whose Shares will be purchased on a priority basis).

On February 20, 2014, Central Pacific entered into repurchase agreements with each of Carlyle Financial Services Harbor, L.P. (“Carlyle”) and ACMO-CPF, L.L.C. (“Anchorage”), pursuant to which Central Pacific agreed to purchase Shares up to $28,100,000 of Shares from each of Carlyle and Anchorage, or an aggregate of $56,200,000, for the price at which Shares are purchased in the tender offer.  Assuming the conditions to the private repurchases are satisfied, Central Pacific expects to purchase 1,391,089 Shares from each of Carlyle and Anchorage at a price of $20.20 per Share for a total cost of approximately $56,200,000, excluding fees and expenses relating to the private repurchases. The private repurchases are expected to occur on April 7, 2014, the eleventh business day following the expiration date of the tender offer.

The aggregate purchase price for the Shares repurchased in the tender offer and those repurchased from Carlyle and Anchorage is expected to total approximately $125,000,000, and the aggregate number of Shares repurchased in the tender offer and those repurchased from Carlyle and Anchorage is expected to total 6,188,118.

The number of Shares expected to be purchased in the tender offer and the purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the three trading day settlement period. The final number of Shares to be purchased and the final purchase price will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for Shares accepted for purchase pursuant to the tender offer, and the return of all other Shares tendered and not purchased, will occur promptly thereafter.

Sandler O’Neill + Partners, L.P. served as the dealer manager for the tender offer. D.F. King & Co., Inc. served as information agent for the tender offer.  Shareholders and investors who have questions or need assistance may call Sandler O’Neill + Partners, L.P. toll-free at (800) 635-6851 or D.F. King & Co., Inc. toll free at (800) 659-6590 (banks and brokers may call collect at (212) 269-5550).

About Central Pacific

Central Pacific Financial Corp. is a Hawaii-based bank holding company with approximately $4.7 billion in assets. Central Pacific Bank, its primary subsidiary, operates 35 branches and 112 ATMs in the state of Hawaii, as of December 31, 2013. For additional information, please visit the Company’s website at http://www.centralpacificbank.com.

Forward Looking Statements

This news release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. These risks and uncertainties are detailed in the Company’s reports filed with the SEC and include, but are not limited to, conditions in financial markets and the economy, liquidity and access to capital, investment valuations, interest rate changes, competitive factors, the ability to attract and retain skilled executives and employees, the ability to complete the tender offer, the fact that the number of Shares to be purchased is preliminary and the actual number of Shares purchased pursuant to the tender offer may differ from preliminary results, the ability to complete the private repurchases and the number of Shares purchased pursuant to the private repurchases and the ability to achieve the benefits contemplated by the tender offer and share repurchases.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in our most recent report on Form 10-K and other documents on file with the SEC. Any forward-looking statements made in this news release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

The contents of any websites referenced in this news release are not incorporated by reference into this news release.

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